SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto File Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

Under the Securities Exchange Act of 1934
(Amendment No. 2)
(Final)

Cornell Companies, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

219141108
(CUSIP Number)

Abbe L. Dienstag, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, New York 10036
(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

May 8, 2007
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:  ☐.

SCHEDULE 13D

CUSIP No. 219141108

1) NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dolphin Limited Partnership I, L.P.
 ___________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)☒
                                                 (b)  ☐
___________________________________________________________________________________
3)  SEC USE ONLY

___________________________________________________________________________________
4)  SOURCE OF FUNDSWC

___________________________________________________________________________________
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)☐
___________________________________________________________________________________
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                      226,788
SHARES                                     ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                         none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                               226,788
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
         none
____________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
226,788
____________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.60%
_________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
_________________________________________________________________

SCHEDULE 13D

CUSIP No. 219141108

1) NAME OF REPORTING PERSO
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dolphin Financial Partners, L.L.C.
 ___________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☒
                              (b) ☐
___________________________________________________________________________________
3)  SEC USE ONLY
___________________________________________________________________________________
4)  SOURCE OF FUNDSWC
___________________________________________________________________________________
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)☐
___________________________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                       178,012
SHARES                                     ____________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                        none
EACH                                           ____________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                               178,012
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
none
____________________________________________________________________________________
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
178,012
____________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
_________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.26%
__________________________________________________________________
14) TYPE OF REPORTING PERSON
OO
__________________________________________________________________

SCHEDULE 13D

CUSIP No. 219141108

1)  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Dolphin Limited Partnership III, L.P.
 ___________________________________________________________________________________
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP   (a) ☒
                           (b) ☐
___________________________________________________________________________________
3)   SEC USE ONLY
___________________________________________________________________________________
4)   SOURCE OF FUNDSWC
___________________________________________________________________________________
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e) ☐
___________________________________________________________________________________
6)   CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
___________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                      279,700
SHARES                                    ____________________________________________________________
BENEFICIALLY                                   8)           SHARED VOTING POWER
OWNED BY                                                         none
EACH                                           ____________________________________________________________
REPORTING                                         9)           SOLE DISPOSITIVE POWER
PERSON                                                               279,700
WITH                                           ____________________________________________________________
10)           SHARED DISPOSITIVE POWER
         none
___________________________________________________________________________________
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
279,700
___________________________________________________________________________________
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.97%
________________________________________________________________
14) TYPE OF REPORTING PERSON
PN
________________________________________________________________

SCHEDULE 13D

CUSIP No. 219141108

1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Donald T. Netter
 _______________________________________________________________________________________
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) ☒
                           (b) ☐
________________________________________________________________________________________
3)    SEC USE ONLY
________________________________________________________________________________________
4)    SOURCE OF FUNDSAF
________________________________________________________________________________________
5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) OR 2(e)   ☐
________________________________________________________________________________________
6)    CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
________________________________________________________________________________________
7)           SOLE VOTING POWER
NUMBER OF                                                       684,500
SHARES                                     _________________________________________________________________
BENEFICIALLY                                  8)           SHARED VOTING POWER
OWNED BY                                                        none
EACH                                           _________________________________________________________________
REPORTING                                        9)           SOLE DISPOSITIVE POWER
PERSON                                                              684,500
WITH                                           _________________________________________________________________
10)           SHARED DISPOSITIVE POWER
                 none
________________________________________________________________________________________
11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
684,500
________________________________________________________________________________________
12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES☐
____________________________________________________________________
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
4.83%
____________________________________________________________________
14) TYPE OF REPORTING PERSON

AMENDMENT NO. 2 (FINAL) TO SCHEDULE 13D

This Amendment amends the Schedule 13D, dated February 26, 2007, as amended by Amendment No. 1, dated March 15, 2007 (the “Schedule 13D”), filed by Dolphin Limited Partnership I, L.P., a Delaware limited partnership, Dolphin Financial Partners, L.L.C., a Delaware limited liability company, and Dolphin Limited Partnership III, L.P., a Delaware limited partnership, (collectively, “Dolphin”) with respect to the common stock, par value $0.01 per share (the “Common Stock”), of Cornell Companies, Inc. (the “Company”).  Notwithstanding this Amendment, the Schedule 13D speaks as of its respective dates.

Item 4.                                Purpose of Transaction.

Item 4 of the Schedule 13D, “Purpose of Transaction,” is amended by adding the following to the end of the Item:

Dolphin expects to continue to monitor its investment in the Company and may in the future take any of the actions previously enumerated in response to this Item 4, including engaging in discussions with Company management, advocating strategic, business and financial change at the Company and altering its investment in the Company.

Item 5.                                Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and restated in its entirety by the following:

(a)           The Reporting Entities beneficially own an aggregate of 684,500 shares of Common Stock, representing approximately 4.83% of the shares of Common Stock presently outstanding.1  Dolphin I beneficially owns 226,788 shares or approximately 1.60% of the outstanding Common Stock;  Dolphin Financial Partners beneficially owns 178,012 shares or approximately 1.26% of the outstanding Common Stock;  and Dolphin III beneficially owns 279,700 shares or approximately 1.97% of the outstanding Common Stock.

Item 5(c) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended by adding the following to the end of the Item:

Except as set forth on Schedule II, no person identified in Item 2 has effected any transaction in shares of Common Stock since March 15, 2007, the date of Amendment No. 1 to the Statement.

Item 5(e) of the Schedule 13D, “Interest in Securities of the Issuer,” is amended and restated in its entirety by the following:

On May 7, 2007, the Reporting Entities ceased to beneficially own more than 5% of the outstanding Common Stock.  Accordingly, this Amendment No. 2 is the final amendment to the Schedule 13D and is an exit filing.

1  Based upon 14,163,493 shares of Common Stock  issued and outstanding as of April 20, 2007, as reported by the Company in its proxy statement filed with the Securities and Exchange Commission on April 30, 2007.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated: May 9, 2007

DOLPHIN LIMITED PARTNERSHIP I, L.P.
By:	Dolphin Associates, LLC, its general partner
By: Dolphin Holding Corp., its managing member

By: /s/ Donald T. Netter
Name: Donald T. Netter
Title: Chief Executive Officer, President and Senior Managing Director

DOLPHIN FINANCIAL PARTNERS, L.L.C.

By: /s/ Donald T. Netter
Name: Donald T. Netter
Title: Manager

DOLPHIN LIMITED PARTNERSHIP III, L.P.
By:	Dolphin Associates III, LLC, its general partner
By: Dolphin Holding Corp. III, its managing member

By: /s/ Justin A. Orlando
Name: Justin A. Orlando
Title: Vice President, Managing Director and Secretary

SCHEDULE II

This schedule sets forth information with respect to each purchase and sale of Common Stock which was effectuated by a Reporting Entity since the filing of the Schedule 13D.  All transactions were effectuated in the open market through a broker.

Shares sold by Dolphin Limited Partnership I, L.P.

Date	Shares Sold	Price Per Share*	Proceeds*

03/29/07	12,300	20.3133	249,853
03/30/07	13,600	20.2259	275,072
04/25/07	11,900	21.9623	261,352
04/26/07	4,000	22.2901	89,160
04/27/07	3,900	22.8366	89,063
05/07/07	7,112	25.3367	180,195
05/08/07	4,000	24.8737	99,495

* Net of commissions.

Shares sold by Dolphin Financial Partners, L.L.C.

Date	Shares Sold	Price Per Price*	Proceeds*

03/29/07	9,700	20.3133	197,039
03/30/07	10,700	20.2259	216,417
04/25/07	9,400	21.9622	206,445
04/26/07	3,200	22.2901	71,328
04/27/07	3,100	22.8366	70,793
05/07/07	5,588	25.3367	141,582
05/08/07	3,100	24.8737	77,108

* Net of commissions.

Shares sold by Dolphin Limited Partnership III, L.P.

Date	Shares Sold	Price Per Price*	Proceeds*

03/29/07	15,100	20.3128	306,723
03/30/07	16,700	20.2254	337,765
04/25/07	14,700	21.9613	322,831
04/26/07	4,900	22.2885	109,214
04/27/07	4,900	22.8600	112,014
05/07/07	8,700	25.3358	220,422
05/08/07	4,900	24.8737	121,881

* Net of commissions.